1200 Riverplace Boulevard • Jacksonville, Florida 32207 • (904) 346-1500 • (904) 346-1585 Facsimile

August 31, 2007	VIA EDGAR FILING

Mr. William H. Thompson

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0405

Re: File No. 0-20052/Response to comment letter dated July 10, 2007

Dear Mr. Thompson:

We have received and reviewed your comment letter dated July 10, 2007 regarding our Form 10-K for the Fiscal Year Ended February 3, 2007 and our Form 10-Q for the Fiscal Quarter Ended May 5, 2007. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment.

Form 10-K for Fiscal Year Ended February 3, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview, page 16

1.	Please expand this section to discuss known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income or result in your liquidity decreasing or increasing in any material way. Please also provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Response: We will expand this section in future Form 10-Q and Form 10-K filings to highlight certain known trends and uncertainties, such as the impact of current economic trends on our business and the need to manage inventory levels during times of declining sales, possibly by taking additional markdowns. We currently discuss changes in comparable store sales, a key indicator in the retail industry, which investors understand impacts our performance.

Outlook, page 16

2.	Please expand this section to describe and provide insight into relevant economic or industry-wide factors and material opportunities, challenges and risks that your short-term strategic initiatives are expected to address. Please also expand this section to discuss material opportunities, challenges and risks and the strategic initiatives to address those opportunities, challenges and risks for the long-term. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We will expand this section in future Form 10-Q and Form 10-K filings to discuss economic factors, material opportunities, challenges and risks and the strategic initiatives to address those opportunities, challenges and risks. Several of these topics are included under Growth Strategy on page 5 of our Form 10-K.

Continuing Operations, page 18

3.	Please quantify in dollars the decrease in sales attributable to closed stores and net sales from comparable stores in your discussions of sales on pages 18 and 19 so that investors better understand the portion of the overall change in store sales from year to year relating to each of the factors you identify. See Item 303(a)(3) of Regulation S-K.

Response: We will modify our discussion of changes in sales in future Form 10-Q and Form 10-K filings. The disclosure for fiscal 2006 was slightly complicated due to 2006 including a fifty-third week. A draft of the modified disclosure, using the original disclosure on page 18, would be as follows:

Continuing Operations (page 18, as revised)

Year Ended February 3, 2007 Compared to Year Ended January 28, 2006

The $19.7 million or 1.3% total net sales increase for the year ended February 3, 2007 from the prior year reflects $19.7 million of additional sales from the fifty-third week of the year. Net sales increased $37.8 million due to the opening of 12 new stores in fiscal 2006 and due to the inclusion of sales for the seven stores opened in fiscal 2005 and $1.3 million from comparable stores and decreased $19.4 million due to the closing of six stores in fiscal 2006. Comparable stores sales for the fifty-two weeks ended January 27, 2007 decreased 1.2% compared to the fifty-two weeks ended January 28, 2006.

4.	In circumstances where you identify more than one factor contributing to an overall change in a financial statement line item, please quantify the incremental impact of each factor and provide an analysis explaining the underlying reasons for change. See Item 303(a)(3) of Regulation S-K. As examples only, you should:

•	explain why rent, real estate taxes and utilities in occupancy costs and share-based compensation increased in your discussion of gross profit on page 18; and

•

quantify the increases in payroll, depreciation, advertising, insurance and share-based compensation expenses and explain why these expenses increased in your discussion of selling, general and administrative expenses on page 18.

Response: We will expand our discussion of changes in financial line items in future Form 10-Q and Form 10-K filings to (a) quantify the incremental impact of each factor where reasonably practicable and otherwise material and (b) explain the underlying reasons for change. For example, we will expand our discussion of changes in gross profit to highlight that gross profit, including occupancy costs, increases as a result of new store openings and inclusion of full year operating results for stores opened in the prior year. We will also explain why markdowns increased to clear inventory when sales are below plan. Lastly, we will explain more fully why SG&A expenses increase as a result of lack of leverage and quantify the changes in components of SG&A more thoroughly.

Liquidity and Capital Resources, page 19

5.	Please revise to address the three-year period covered by the financial statements. Refer to Item 303(a)(3) of Regulation S-K.

Response: We will revise this section in our future Form 10-K filings to include the three-year period covered by the financial statements.

Critical Accounting Policies and Estimates, page 20

6.	Your disclosure of critical accounting estimates should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. Please revise to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements and the impact of the estimates on financial condition and operating performance to provide greater insight into the quality and variability of information regarding financial condition and operating performance. In particular, you should address why your accounting estimates or assumptions bear the risk of change and analyze such factors as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. In doing so, provide quantitative disclosure as well qualitative disclosure when quantitative information is reasonably available. For example, you should consider providing quantitative information regarding additional inventory provisions and reserves, impairment losses, stores closing costs, insurance reserves and stop loss limits and share-based compensation costs and the impact of changes in accounting estimates for the periods presented. Refer to Item 303 of Regulation S-K and Release No. 33-8350.

Response: We note the Staff’s comment and in future filings will revise our discussion of our critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie our critical accounting estimates. Where material, we will quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. We will include qualitative and quantitative disclosure when quantitative information is reasonably available and material and an analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates for outcomes that are reasonably likely to occur and would have a material effect. Note that there were no material changes in policies or estimates during the year ended February 3, 2007 or the quarterly period ended May 5, 2007.

Item 9A.	Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

7.

We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures as of the date of the evaluation. Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been including in the filing.

Response: In the first paragraph of Item 9A, we indicate that the evaluation was carried out “as of the end of the period covered by this report”, meaning February 3, 2007. In the third paragraph, we indicate the certifying officers’ conclusion “as of the date of that evaluation” which was defined in the first paragraph. Therefore, we believe we have followed the guidance of Item 307 correctly.

Changes in Control Over Financial Reporting, page 23

8.	Please revise to disclose any change, as opposed to “significant” changes, in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response: We will revise this disclosure in future Form 10-Q and Form 10-K filings to exclude the word “significant”.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Other Information, page F-6

9.	Please tell us and disclose your accounting policies for gift and return cards and electronic gift certificates, including those that are never redeemed or not redeemed over an extended period of time. Please specifically address your revenue recognition policy and basis therefore.

Response: The Company has offered electronic gift cards to its customers since 1996 and electronic returns cards since 1999. No revenue is recognized at the time gift cards are sold; rather, the issuance is recorded as a liability to customers. At the time returns cards are issued for returned merchandise, the sale is reversed and the issuance is recorded as a liability to customers. Card liabilities are relieved and sales revenue is recognized when cards are redeemed for merchandise.

Gift cards have no expiration date and returns cards expire one year from date of issuance. Currently, gift and returns cards that are not redeemed remain recorded as an outstanding liability. The Company has not recognized any gift and returns card breakage revenue in the past due to uncertainties associated with State of Florida unclaimed property law. However, the Company is reviewing this policy in light of recent changes in the State of Florida unclaimed property laws and may recognize breakage revenue in the future based on historical redemption patterns.

We will disclose the accounting policy described in the first paragraph of our response in future Form 10-K filings and in Note 1 of our Form 10-Q for the quarterly period ended August 4, 2007.

Vendor Allowances, page F-6

10.	Please tell us and disclose when you recognize vendor allowances and the facts and circumstances that support your accounting treatment.

Response: Our policy for vendor allowances is in accordance with EITF 02-16, Accounting by a Customer (including a Reseller) for Certain Considerations Received from a Vendor. Vendor allowances are recorded as a reduction to cost of merchandise sold when earned. See below for a revised disclosure that we will include in future Form 10K filings and our Form 10-Q for the quarterly period ended August 4, 2007 to clarify the timing for our recognition of vendor allowances.

The Company receives allowances from some of its vendors primarily related to markdown reimbursements, damaged/defective merchandise and vendor compliance issues. Vendor allowances are recorded when earned. Allowances received from vendors related to profitability of inventory recently sold are reflected as reductions to cost of merchandise sold in the later of the period that the merchandise markdown is incurred or the allowance is negotiated. Allowances received from vendors related to damaged/defective inventory are reflected as reductions to the cost of merchandise as it is received and to cost of merchandise sold as the merchandise is sold. Allowances received due to compliance issues (primarily violations of shipping and merchandise preparation requirements) are reflected as a reduction of the cost of the merchandise when negotiated.

Co-Brand Credit Card Program, page F-7

11.	Please explain the “first spend” reward liability to us and why it’s appropriate to net the liability against new account fees recognized in income. Also, tell us when you recognize fees based on credit card usage in income. In addition, please tell us the facts and circumstances that support your revenue recognition policies for both new account fees and fees based on credit card usage. Finally, tell us how you account for the customer award certificate program. In each case, please cite authoritative literature that supports your accounting treatment.

Response: The information requested by the staff represents confidential business information. Accordingly, the information is set forth in an Appendix to this response letter on pages A-1 through A-5, and we are requesting, under separate cover in paper form, confidential treatment for the response in the appendix, pursuant to Rule 83 under the Freedom of Information Act. As required by Rule 83, we have omitted the confidential information from the EDGAR version of this response letter. We are submitting the appendix in paper form to the Commission along with our confidentiality request and, in addition, we are sending a courtesy paper copy of the appendix and confidentiality request to Mr. Thompson of the staff.

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Operating Leases, page F-7

12.	We note your disclosure that leasehold improvements in excess of landlord construction allowances are recorded as prepaid rent. Please tell us why this accounting treatment complies with SFAS 13 and FTB 88-1. Also tell us why you are not considered the owner of the improvements during the construction period and whether or not you enter into sale and leaseback transactions. Refer to EITF 97-10. In addition, tell us how you classify leasehold construction costs and related construction allowances in the statement of cash flows and the basis in GAAP for your classifications.

Response: The information requested by the staff represents confidential business information. Accordingly, the information is set forth in an Appendix to this response letter on pages A-1 through A-5, and we are requesting, under separate cover in paper form, confidential treatment for the response in the appendix, pursuant to Rule 83 under the Freedom of Information Act. As required by Rule 83, we have omitted the confidential information from the EDGAR version of this response letter. We are submitting the appendix in paper form to the Commission along with our confidentiality request and, in addition, we are sending a courtesy paper copy of the appendix and confidentiality request to Mr. Thompson of the staff.

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Exhibits 31.1 and 31.2

13.	Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly set forth in Item 601(b)(31) of Regulation S-K. Accordingly, please include the parenthetical language that has been omitted from paragraph 4(d) of the certifications.

Response: We will add the parenthetical language to paragraph 4(d) of Exhibits 31.1 and 31.2 in our Form 10-Q for the quarterly period ended August 4, 2007 and future 10-K filings.

Form 10-Q for Fiscal Quarter Ended May 5, 2007

14.	Please address the comments above in future filings as applicable.

Response: As indicated in our responses to comments 1-13 above, we will include appropriate changes in future Form 10-Q and Form 10-K filings.

The Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to thank you for your timely suggestions. Our goal is to create financial statements which are as informative and transparent as possible to our current and potential shareholders. Please call me at (904) 346-1468 with any questions or if there is any additional information that you need.

Very truly yours,

/s/ James G. Delfs
Senior Vice President, Finance and Chief Financial Officer

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